CONSUMERS ENERGY COMPANY
One Energy Plaza
Jackson, Michigan 49201

CONSUMERS 2023 SECURITIZATION FUNDING LLC
c/o Consumers Energy Company
One Energy Plaza
Jackson, Michigan 49201

November 15, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Arthur Sandel and Jason Weidberg

Re:	Consumers Energy Company
Consumers 2023 Securitization Funding LLC
Registration Statement on Form SF-1, as amended by
Amendment No. 1 to Registration Statement on Form SF-1
File Nos. 333-274648 and 333-274648-01

Dear Mr. Sandel and Mr. Weidberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Consumers Energy Company and Consumers 2023 Securitization Funding LLC hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on November 17, 2023 at 9:00 a.m. Eastern time, or as soon as practicable thereafter.

Please call or email David S. Baxter of Pillsbury Winthrop Shaw Pittman LLP at (212) 858-1222 or david.baxter@pillsburylaw.com as soon as the Registration Statement has been declared effective.

Very truly yours,

Consumers Energy Company			Consumers 2023 Securitization Funding LLC

By: Consumers Energy Company, its sole member

By:	/s/ Reiji P. Hayes		By:	/s/ Rejji P. Hayes
	Name:	Rejji P. Hayes		Name:	Rejji P. Hayes
	Title:	Executive Vice President and Chief Financial Officer		Title:	Executive Vice President and Chief Financial Officer

CC:              David S. Baxter, Pillsbury Winthrop Shaw Pittman LLP